December 27, 2021

Via EDGAR Correspondence Filing

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Managed Duration Municipal Income Fund II, Inc. (the “Fund”)
File Nos. 333-257627, 811-23713

Dear Mr. Bellacicco:

We have received your comments presented in your letter dated August 2, 2021 regarding the registration statement on Form N-2 for the above captioned Fund as filed with the Securities and Exchange Commission on July 2, 2021 (the “Registration Statement”). This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus – Cover Page

1.	The paragraph on page iii following the footnotes to the offering table states that the Fund, or the Underlying Funds in which the Fund invests, may invest in below investment grade securities. Please disclose the rating for which the Fund considers a security to be below investment grade.

Response: The Prospectus has been revised as requested.

Prospectus – Prospectus Summary

2.	Investment Philosophy and Process (page 9). The third paragraph on this page notes that the Subadviser “may give consideration to certain environmental, social and governance criteria.” The final paragraph on page 21 includes similar disclosure. The staff notes that the second full paragraph on page 27 identifies such criteria. Please consider consolidating this disclosure or including with the disclosure on pages 9 and 21 a cross reference to the ESG criteria discussed on page 27.

Response: The Prospectus has been revised as suggested.

Prospectus – Risks

3.	Legislation and Regulatory Risks (page 48). The second paragraph of this section states that “[o]nce implemented, Rule 18f-4 will . . . potentially require the Fund to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.” In light of the risk disclosure described elsewhere in the prospectus, please consider removing the word “potentially,” as a derivatives risk management program and appointment of a derivatives risk manager are requirements of new Rule 18f-4 for funds unable to rely on the limited derivatives users exception.

Response: The Prospectus has been revised as requested.

Statement of Additional Information – Board Members and Officers

4.	The staff notes that page 33 includes footnote (4), which discusses a second interested director. However, there is no corresponding superscript in the table of directors on the preceding page. Please include a superscript as appropriate or remove this footnote.

Response: A superscript has been added to the table of directors.

Statement of Additional Information – Proxy Voting Guidelines

5.	Please disclose how the Fund (or the Adviser) will approach any relevant ESG proxy voting issues. Alternatively, please explain in correspondence why the Fund and/or Adviser believes that such disclosure is not required.

Response: The Fund does not believe disclosure relating to ESG proxy voting issues is applicable to the Fund’s investment strategy. The ESG-related considerations apply only to the Fund’s Municipal Bond Income Strategy (and not the Fund’s Tactical Municipal Closed-End Fund Strategy). Under such strategy, the Subadviser does not expect any of the Fund’s investments (namely, municipal bonds) will contain voting rights for their investors that are subject to such proxy voting considerations.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.